SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: May 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

BCE completes sale of subscription receipts entitling holders to acquire common shares of BCE Emergis

Montréal, May 26, 2004 — BCE Inc. (NYSE/TSX: BCE) and BCE Emergis Inc. (TSX: IFM) announced today that BCE Inc. (“BCE”) has completed the previously announced sale of its approximate 64% interest in BCE Emergis Inc. (“Emergis”). The sale was effected through a public offering of approximately 65.9 million subscription receipts at a price of $5.40 per subscription receipt by an underwriting syndicate led by National Bank Financial Inc. Each subscription receipt will automatically be exchanged for one common share of Emergis owned, directly or indirectly, by BCE, upon the unconditional declaration of a special cash distribution by Emergis of $1.45 per common share on or before June 16, 2004. Emergis will not receive any proceeds from this offering.

The subscription receipts began trading on the Toronto Stock Exchange effective today, May 26, 2004 under the symbol IFM.R.

At a special meeting to be held in Montréal on June 16, 2004, Emergis will ask its shareholders to approve a special resolution reducing its stated capital to allow for the declaration of the special cash distribution. A favourable vote of at least 66 2/3% of the votes cast at the meeting or by proxy is required to pass the special resolution. BCE has irrevocably committed to vote its 64% interest in favour of the resolution. BCE will not, however, receive any amount from the special cash distribution.

If the special resolution is approved and the special cash distribution is unconditionally declared on June 16, it is expected that Emergis’ common shares will trade ex-distribution commencing June 23, 2004 and that the special cash distribution will be paid on June 30, 2004 to shareholders of record (including holders acquiring shares on exchange of subscription receipts) on June 25, 2004.

Upon closing, the gross proceeds of the offering (approximately $355.9 million), and the Emergis common shares held by BCE, were deposited into escrow. If the special resolution is approved and the special cash distribution is unconditionally declared on June 16, the subscription receipts will be automatically exchanged for common shares of Emergis on that day. If not, the escrowed subscription proceeds will be returned to holders of subscription receipts with any accrued interest.

The subscription receipts have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

About BCE
Bell Canada Enterprises is Canada’s largest communications company. Through its 26 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

About BCE Emergis
BCE Emergis Inc. is a leading North American eBusiness company. Its operations consist of supplying eBusiness solutions to the North American financial services and Canadian health care industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing, as well as related security services.

BCE Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America’s largest enterprises. The Company’s shares (TSX: IFM) are included in the S&P/TSX Composite Index.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The forward-looking statements contained in this press release represent our expectations as of May 26, 2004 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update any forward-looking statements, whether as a result of new information or otherwise. For more details, refer to BCE’s and Emergis short form prospectus dated May 19, 2004.

For further information:

BCE Inc.
Nick Kaminaris, Communications, (514) 786-3908
George Walker, Investor Relations, (514) 870-2488

BCE Emergis Inc.
Mark Boutet, Corporate Communications, (514) 868-2358
John Gutpell, Investor Relations, (514) 868-2232

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: May 26, 2004